Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Six Months Ended June 30,	2018	2017
Fixed charges:
Interest expense including amortization of debt discount	$389	$351
Portion of rentals representing an interest factor	33	38
Total fixed charges	$422	$389
Earnings available for fixed charges:
Net income	$2,819	$2,240
Equity earnings net of distributions	(66)	(16)
Income taxes	830	1,317
Fixed charges	422	389
Earnings available for fixed charges	$4,005	$3,930
Ratio of earnings to fixed charges	9.5	10.1

38